    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1995.

                                                  Registration No. 33-
- -------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                     -----

                              LACLEDE GAS COMPANY
- -------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Missouri                                   43-0368139
- -------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

           720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
- -------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  R. C. Jaudes, R. J. Carroll or D. L. Godiner
 Laclede Gas Company, 720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
- -------------------------------------------------------------------------------
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
   DONALD L. GODINER, ESQ.                         TODD W. ECKLAND, ESQ.
GERALD T. McNEIVE, JR., ESQ.                Winthrop, Stimson, Putnam & Roberts
    Laclede Gas Company                           One Battery Park Plaza
     720 Olive Street                         New York, New York  10004-1490
 St. Louis, Missouri  63101                           (212) 858-1000
      (314) 342-0500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. -----

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. -----
                               -----------------

                        CALCULATION OF REGISTRATION FEE
                                              Proposed       Proposed
 Title of each                                 maximum        maximum
class of secu-                                offering       aggregate      Amount
 rities to be             Amount to be          price        offering      of regis-
  registered              registered<F1>    per Share<F2>    price<F2>    tration fee
- --------------            --------------    -------------   -----------   -----------
Common Stock,            1,750,000 shares      $19.19       $33,582,500     $11,581
$1.00 per share
  par value<F3>

- -----------------
<F1>Includes 200,000 shares subject to the Underwriters' over-allotment option.

<F2>Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices for Laclede Gas Company's Common Stock, $1.00 per share par value, reported on the New York Stock Exchange on April 19, 1995.

<F3>Also being registered hereunder are 1,750,000 Common Stock Purchase
Rights (as described herein) to accompany the shares of Common Stock, $1.00 per share par value, being registered.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               FORM OF LEGEND

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 21, 1995
PROSPECTUS

                                1,550,000 SHARES

                              LACLEDE GAS COMPANY

                                  COMMON STOCK

                                $1.00 PAR VALUE
                               -----------------

      Laclede Gas Company (the "Company") is offering hereby 1,550,000 shares (the "Shares") of its common stock, par value $1 per share ("Common Stock"). The Common Stock is traded on the New York and Chicago Stock Exchanges (Symbol: LG). The last reported sale price of the Common Stock on the New
York Stock Exchange on May   , 1995 was $      per share.  See "COMMON STOCK--
DIVIDENDS AND PRICE RANGE."
                               -----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================
                              Price to            Underwriting           Proceeds to
                               Public             Discount<F1>           Company<F2>
- ----------------------------------------------------------------------------------------
Per share.............            $                  $                      $
- ----------------------------------------------------------------------------------------
Total<F3>.............        $                   $                      $
========================================================================================

<F1>  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "UNDERWRITING."

<F2>  Before deducting expenses payable by the Company, estimated at $       .

<F3>  The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 200,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely to cover overallotments, if any. If all of such additional shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
      $        , $        and $       , respectively.   See "UNDERWRITING."

                               -----------------

      The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York, on or about
, 1995.

    MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                                                         SMITH BARNEY INC.
                               -----------------
                     The date of this Prospectus is        , 1995.

      IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK AND CHICAGO STOCK EXCHANGES, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                            AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, NY 10048; and 500 West Madison Street, Suite 1400, Chicago, IL 60661, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York,
NY 10005 and the Chicago Stock Exchange, 440 S. LaSalle Street, Chicago,
IL, 60605, on which exchanges the shares of the Common Stock are listed.
This Prospectus is included as a part of, but does not contain all information set forth in, the Registration Statement and exhibits thereto relating to this offering that the Company has filed with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), and to which reference is hereby made.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission (File No. 1-1822) pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

      (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994;

      (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1994 and March 31, 1995;

      (c) The description of the Common Stock contained in the Company's registration under Section 12 of the 1934 Act, including any amendment or report updating such description; and

      (d) The description of the Company's Common Stock Purchase Rights contained in the Company's Form 8-A Registration Statement dated April 7, 1986.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be part of this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION REFERRED TO ABOVE WHICH HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH INFORMATION UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH INFORMATION. REQUESTS FOR SUCH INFORMATION SHOULD BE DIRECTED TO DONALD L. GODINER, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, LACLEDE GAS COMPANY, 720 OLIVE STREET, ST. LOUIS, MISSOURI 63101; TELEPHONE NUMBER (314) 342-0508.

                             SUMMARY INFORMATION

      The following information is qualified in its entirety by the detailed information and financial statements (including notes thereto) included or incorporated by reference herein. All share and per share amounts in this Prospectus have been restated to reflect a two-for-one stock split effective in February 1994. Unless indicated otherwise, all amounts in this Prospectus assume that the Underwriters' overallotment option will not be exercised.

                             LACLEDE GAS COMPANY

      The Company, a Missouri corporation organized in 1857, is a public utility engaged in the retail distribution and transportation of natural gas. The Company serves an area in eastern Missouri with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Company serves approximately 600,000 customers, of which 94% are residential.

      A total of 978 million therms were sold and transported by the Company during the 12 months ended March 31, 1995. Residential, commercial and industrial firm sales accounted for approximately 82%, with natural gas transportation service representing approximately 17% and interruptible gas sales approximately 1%, of the total therms sold and transported by the Company.

      The Company has paid cash dividends on its Common Stock since 1946.

      The Company's principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101; telephone (314) 342-0500.

                                 THE OFFERING
Common Stock offered.........................                1,550,000 shares<F1>
Shares outstanding at April 21, 1995.........               15,797,644 shares<F1>
Last reported sale price
  on May   , 1995............................               $
Common Stock price range, 365-day
  high/low for the period ended
  May   , 1995...............................               $      - $       per share
Listings.....................................               New York and Chicago Stock Exchanges
                                                            (Symbol:  LG)
Indicated annual dividend per share<F2>......               $1.24
Use of Proceeds..............................               Primarily to repay short-term
                                                            indebtedness and/or reimburse the Company's
                                                            treasury for expenditures incurred or to be
                                                            incurred in connection with the Company's
                                                            construction program to maintain and expand
                                                            its gas service capabilities.

- -----------------
<F1> Includes associated Common Stock Purchase Rights as described under
"DESCRIPTION OF COMMON STOCK--Common Stock Purchase Rights."

<F2> Management expects to recommend to the Board of Directors at a meeting in May 1995 the declaration of a quarterly cash dividend of $.31 per share
payable on July 3, 1995 to holders of record on June   , 1995.  Purchasers
of shares of Common Stock offered hereby who are holders of record on such record date will be entitled to receive this dividend when and if it is declared.

                                          SELECTED CONSOLIDATED FINANCIAL INFORMATION<Fa>
                                       (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 Twelve
                                              Months Ended
                                                March 31             Fiscal Year Ended September 30
                                           -----------------        --------------------------------
                                           1995         1994          1994       1993        1992
                                           ----         ----          ----       ----        ----
INCOME STATEMENT DATA
Operating Revenues                      $437,416      $530,106      $523,866   $503,948    $418,190
Utility Operating Income                  36,245        37,146        37,618     40,409      32,111
Earnings Applicable to
  Common Stock                            18,834        21,831        22,120     25,070      18,177
Average Number of Common
  Shares Outstanding (000)                15,690        15,586        15,619     15,586      15,586
Earnings Per Common Share               $   1.20      $   1.40      $   1.42   $   1.61    $   1.17
Dividends Declared Per
  Common Share                              1.23          1.22          1.22      1.215        1.20
BALANCE SHEET DATA
(at end of period)
Total Assets                            $625,723      $629,952      $608,295   $515,312    $470,463
Net Utility Plant                        422,873       399,090       411,677    390,826     367,287
Long-Term Debt<Fb>                       154,245       154,178       154,211    165,745     146,640
Redeemable Preferred Stock                 1,960         1,960         1,960      1,960       1,960
Common Stock Equity                      214,062       210,946       194,939    189,937     183,805
OTHER DATA
Heating Degree Days
  Percent Colder (Warmer)
    than Normal                              (16)%          --%           (1)%        2%        (15)%



                                                           March 31, 1995
                                        ---------------------------------------------------
CAPITALIZATION                                Actual                   As Adjusted<Fc>
                                             --------                  -----------
Long-Term Debt                          $154,245       41.7%        $              %
Redeemable Preferred Stock                 1,960         .5                        %
Common Stock Equity                      214,062       57.8%                       %
                                        --------      -----         --------   ----
Total Capitalization                    $370,267      100.0%        $          100.0%
                                        ========      =====         ========   =====

- -----------------
     <Fa> The Selected Consolidated Financial Information for the years ended September 30, 1992, 1993 and 1994 was derived from audited financial statements.
     <Fb> Excludes current maturities and sinking fund requirements.
     <Fc> As adjusted to reflect the assumed sale of Shares offered hereby
for net proceeds of $       , after the deduction of Underwriting Discount
and estimated expenses payable by the Company in connection with the offering. If the Underwriters exercise in full their overallotment option, Common Stock Equity and Total Capitalization, each as adjusted, would be
$     and $     , respectively.

                             RECENT RESULTS
      Earnings for the quarter ended March 31, 1995 were $1.15 per share compared with $1.19 per share for the quarter ended March 31, 1994. The weather for the 1995 quarter was 8% warmer than the second quarter of 1994, and 9% warmer than normal.
      Earnings for the six months ended March 31, 1995 were $1.73 per share compared with $1.96 per share for the corresponding period of fiscal 1994. The weather in that six-month period in fiscal 1995 was 17% warmer than the corresponding period in the 1994 fiscal year, 17% warmer than normal and the fourth warmest such period in this century.
      Earnings for the twelve months ended March 31, 1995 were $1.20 per share compared with $1.40 per share for the prior twelve-month period. The weather for the twelve months ended March 31, 1995 was 17% warmer than the immediately preceding twelve months, and 16% warmer than normal.
      The decreases in earnings for all of the above periods, from the prior year periods, were due to lower therm sales resulting from the abnormally warm weather.

                          SERVICE AREA AND TRANSMISSION PIPELINES

                                     [GRAPHIC OMITTED]





      [The graphic depicts Laclede Gas Company's service area located in the eastern portion of Missouri. It highlights the City of St. Louis and the Missouri Counties of St. Louis, St. Charles, Franklin, Jefferson,
St. Francois, Ste. Genevieve, Iron, Madison (all of which are contiguous), and Butler. Overlaid on the graphic are the transmission pipelines of Mississippi River Transmission Corporation and Missouri Pipeline Company which connect to the Company's distribution system. Also pictured are the Mississippi and Missouri Rivers and portions of the surrounding states of Arkansas, Kentucky, Illinois and Tennessee.]

                               USE OF PROCEEDS

      The net proceeds from the sale of the Shares (estimated to be
approximately $         million) will be used to repay certain outstanding
short-term borrowings, to reimburse the Company's treasury for expenditures incurred or to be incurred in connection with the Company's construction program, to maintain and expand its gas service capabilities, and/or for other corporate purposes. The net proceeds may be invested temporarily in short-term interest-bearing securities.


                   COMMON STOCK--DIVIDENDS AND PRICE RANGE

      The Company has paid dividends without interruption on shares of its Common Stock since 1946. In November 1994, the Board of Directors increased the Company's quarterly dividend from $.305 to $.31 per share, for an indicated annual dividend rate of $1.24. Future cash dividends will depend upon future earnings, the financial condition of the Company, capital requirements and other factors. See "DESCRIPTION OF COMMON STOCK" for information concerning certain restrictions on the payment of dividends on the Common Stock.

      Management expects to recommend to the Board of Directors of the Company at a meeting in May 1995 the declaration of a quarterly cash dividend of $.31 per share payable on July 3, 1995 to holders of record on
June    , 1995.  Purchasers of shares of Common Stock offered hereby who are holders of record on such record date will be entitled to receive this dividend when and if it is declared.

      The following table sets forth the reported intra-day high and low prices per share of the Company's Common Stock for each of the periods indicated, as reported on the New York Stock Exchange Composite Tape, and the quarterly dividends declared per share on the Common Stock in each such period (after giving effect to the two-for-one stock split effective in February 1994).

                                                      Price Range
                                                      -----------         Dividends Declared
Fiscal Period                                       High        Low            Per Share
- -------------                                       ----        ---            ---------
1993:
      Quarter Ended December 31....................$20-1/2    $17-7/8        $.30
      Quarter Ended March 31........................22         20             .30-1/2
      Quarter Ended June 30.........................23-5/8     21-1/2         .30-1/2
      Quarter Ended September 30....................25         23-3/8         .30-1/2
1994:
      Quarter Ended December 31....................$25        $23            $.30-1/2
      Quarter Ended March 31........................25-5/8     23-1/2         .30-1/2
      Quarter Ended June 30.........................24-5/8     21             .30-1/2
      Quarter Ended September 30....................22-3/4     20-5/8         .30-1/2
1995:
      Quarter Ended December 31....................$21-1/2    $18-1/4            $.31
      Quarter Ended March 31....................... 20-1/4     18-1/2             .31
      Quarter Ending June 30 (through May     )....

      As of April 17, 1995, the Company had 11,281 common shareholders of record.

      A recent last reported sale price for the Common Stock on the New York Stock Exchange is set forth on the cover page of this Prospectus. At
March 31, 1995 the net book value per share of Common Stock was $13.59.

      The Company maintains a Dividend Reinvestment and Stock Purchase
Plan (the "Plan") under which record holders of Common Stock may elect to have their Common Stock cash dividends reinvested in Common Stock at the then prevailing market price. Generally, all shareholders with shares registered in their own names are entitled to participate in the Plan. Participating shareholders may also contribute optional amounts up to $30,000 per calendar year to the purchase of additional shares of Common Stock. The Company pays all costs of administering the Plan. Shareholders should obtain a prospectus with respect to the Plan from the Plan agent, Boatmen's Trust Company, or the Company before participating in the Plan.
The Company reserves the right to suspend, modify, amend or terminate the Plan at any time.


                                 THE COMPANY

GENERAL

       The Company is a public utility engaged in the retail distribution and transportation of natural gas. It serves the City of St. Louis, St. Louis County, the City of St. Charles and parts of St. Charles County, the town of Arnold, and Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in eastern Missouri. The Company is subject to the jurisdiction of the Missouri Public Service Commission (the "PSC"). As an adjunct to its natural gas distribution and transportation business, the Company operates underground natural gas storage fields and is engaged in the transportation and storage of liquid propane. The Company was incorporated by a special act of the General Assembly of the State of Missouri in 1857 as "The Laclede Gas Light Company." In 1950 the Company's name was changed to "Laclede Gas Company."

      The Company's principal office is in St. Louis. The St. Louis metropolitan area has recently been reported to be the 16th largest standard Metropolitan Statistical Area in the United States. Several Fortune 500 companies are headquartered in the St. Louis area, and its economy consists of a diverse range of industries, including aerospace, automobile assembly, chemical, and food and beverage companies. The area also is a regional transportation center for the midwest United States.

      The Company provides service to approximately 600,000 customers, 94% of which are residential customers using natural gas for heating and other household purposes. With regard to the space and water heating market, management believes that the Company has the predominant share of the existing residential market in areas in which the Company currently provides gas service, and approximately 98% of the new single home construction market in such areas, and that these market shares have not materially changed in a number of years. For the twelve months ended
March 31, 1995, sales to residential customers accounted for approximately 70% of the Company's revenues, with sales to commercial and industrial customers accounting for approximately 26% of the Company's revenues. The balance of the Company's revenues are primarily attributable to the Company's gas transportation service to large commercial and industrial customers. The tariff approved for this type of service produces a margin similar to that which the Company would have received under its regular sales rates. The Company has been able to maintain its position in the residential, space-heating and water-heating markets, and effective price competition exists primarily in the large industrial and commercial boiler fuel market where coal is the principal competing form of energy.

      As a result of the large proportion of residential heating sales relative to total sales, the Company's operations are highly sensitive to seasonal weather conditions. Historically, most of the Company's gas revenues and related operating expenses occur during the winter heating season (November 1 to April 30 of each year). Accordingly, the predominant portion of the Company's annual earnings are reported during the first and second quarters of each fiscal year (the six months ending March 31). Results for both the third and fourth quarters frequently show net losses, which reflect significantly lower gas consumption during non-heating periods.

      Various items discussed above are reflected in the following table:

                                                 Twelve
                                              Months Ended
                                                March 31            Fiscal Year Ended September 30
                                           -----------------        ------------------------------
                                           1995         1994          1994       1993        1992
                                           ----         ----          ----       ----        ----
UTILITY OPERATING REVENUES
  (Thousands of Dollars)
 Residential                            $306,554      $365,006      $363,058   $348,494    $281,325
 Commercial & Industrial                 112,630       144,543       142,042    136,462     117,744
 Interruptible                             1,734         1,898         1,966      2,455       2,684
 Transportation                           14,633        13,351        14,898     11,437      12,431
 Exploration & Development                 1,840         1,390         1,600      1,488       1,392
 Refunds & Other, Net                         25         3,918           302      3,612       2,614
                                        --------      --------      --------   --------    --------
    Total Utility Operating
     Revenues                           $437,416      $530,106      $523,866   $503,948    $418,190
                                        ========      ========      ========   ========    ========

THERMS SOLD & TRANSPORTED
  (Thousands)
 Residential                             543,672       618,148       610,858    619,055     547,964
 Commercial & Industrial                 255,050       296,012       289,168    293,211     275,983
 Interruptible                             5,644         5,390         5,760      6,803       7,848
 Transportation                          173,348       161,489       164,318    161,041     139,697
                                         -------     ---------     ---------  ---------    --------
    Total Therms Sold
     & Transported                       977,714     1,081,039     1,070,104  1,080,110     971,492
                                         =======     =========     =========  =========     =======

HEATING DEGREE DAYS
 Actual                                    3,971         4,765         4,694      4,838       4,083
 Percent Colder (Warmer)
  than Normal                                (16)%          --%           (1)%        2%        (15)%

AVERAGE NUMBER OF CUSTOMERS
 Residential                             568,811       564,536       566,632    562,712     558,467
 Commercial & Industrial                  37,521        37,193        37,316     37,160      36,906
 Interruptible                                15            13            14         15          17
 Transportation                              124           160           119        113         107
                                         -------       -------       -------    -------     -------
    Total                                606,471       601,902       604,081    600,000     595,497
                                         =======       =======       =======    =======     =======

CERTAIN RATE, GAS SUPPLY AND MISCELLANEOUS MATTERS

      1994 Rate Proceeding

      In January 1994, the Company filed for new rates with the PSC. In July 1994, the PSC Staff, the Company and the other parties who had intervened in the rate case reached a settlement that was approved by the PSC on August 22, 1994. The settlement, which became effective on September 1, 1994, primarily authorized higher general rates designed to increase revenues by $12.2 million annually. A major part of the increase was granted in the form of a higher, flat, monthly customer charge, which is not sensitive to weather variations.

      The 1994 increase had only a minor impact on fiscal 1994 since it was effective for only the last month of that fiscal year, but the increase will be effective throughout fiscal year 1995.

      Gas Supply

      In recent years, the gas industry has undergone structural changes in response to Federal regulatory policy intended to increase competition. In 1992, the Federal Energy Regulatory Commission (the "FERC") issued Order 636, which required all interstate gas pipelines to provide "unbundled," or separate, gas transportation and storage services and to discontinue their bundled merchant sales operations, which included the gas acquisition function. Therefore, in November 1993, in response to this restructured environment, the Company put in place arrangements for the direct purchase of gas from producers and marketers as well as for the transportation of such gas to its service territory. In developing this supply portfolio, the Company has the twofold objective of ensuring (1) that the gas supplies it acquires are dependable and will be delivered when needed and (2) insofar as is compatible with such dependability, that the gas purchased will be reasonably and economically priced.

      The majority of the Company's gas supply, nearly 655,000 MMBtu<F1> per day, is delivered by Mississippi River Transmission Corporation ("MRT"), an interstate pipeline subsidiary of NORAM Energy Corporation. In addition to the firm transportation contract it has with MRT, the Company has entered into an agency agreement with MRT in which MRT's gas sales and services division is responsible for many of the administrative functions it historically provided to the Company. These functions include administering the Company's day-to-day supply, transportation and storage arrangements. The Company's remaining flowing gas supplies are delivered by Missouri Pipeline Company ("MPC"), a subsidiary of Utilicorp United Inc. of Kansas City, Missouri. These firm pipeline deliveries are supplemented by the Company's own market-based underground storage and propane peak shaving capabilities. In addition, the Company holds nearly 23.5 billion cubic feet ("Bcf") of underground storage capacity on MRT's system, which it uses to level gas purchase volumes throughout the year.

      The overall structure of the Company's natural gas supply portfolio includes both mid-continent and gulf coast gas sources which provide supply diversity to take advantage of potential pricing differentials as well as to protect against the possibility of regional supply disruptions. The Company utilizes various types of short- and long-term purchase arrangements to meet its annual requirements. All of its winter gas supply is purchased under firm contracts currently ranging in duration from four months (one winter period) to five years. Four of its larger volume contracts have greater than one year terms and comprise nearly 40% of the Company's peak winter flowing gas supply. The suppliers which make up this essential component of the Company's portfolio are: Amoco, Enron, Mobil and Vastar (formerly ARCO), which are among the largest producer/marketers of natural gas in the United States. The Company also has an agreement with Vesta Natural Gas Company ("Vesta") to purchase and deliver (through
MPC) up to 55,000 MMBtu of gas per day, which is subject to termination by either party, effective November 1, 1996, if either party gives notice to the other that it is seeking a redetermination of the contract price, and the parties are thereafter unable to arrive at a mutually acceptable pricing arrangement. During April 1995, the Company notified Vesta that it is seeking such price redetermination. The Company is considering such price redetermination with Vesta, as well as other potential supply alternatives.

[FN]
- ------------
<F1> One MMBtu equals 1,000,000 Btus or 10 therms, and represents the heat content of approximately 1,000 cubic feet of gas (one therm is equivalent to 100,000 Btus).

      Miscellaneous

      Laclede Pipeline Company, a wholly-owned subsidiary, owns and operates a propane pipeline that connects the Company's 800,000-barrel
(approximately 33,000,000 gallons) propane storage facilities in St. Louis County, Missouri, to propane supply terminal facilities located in Illinois. Liquid propane gas is transported through this pipeline for delivery to the Company for storage, to be ultimately vaporized and used during those periods of operation when the natural gas supply has to be supplemented to meet the peak demands of the distribution system.

      The Company has engaged in the exploration for and development of natural gas on a utility and non-utility basis, but this activity is not presently material to the Company or its operations. Since 1968, the Company has also made investments in other non-utility businesses as part of a diversification program. The lines of business that constitute the non-utility activities of the Company and its subsidiaries are not significant.

                         DESCRIPTION OF COMMON STOCK

GENERAL

      The Company is authorized by its Articles of Incorporation, as amended (the "Articles"), to issue up to 50,000,000 shares of Common Stock, $1.00 par value, of which 15,797,644 shares were issued and outstanding as of April 21, 1995.

      The outstanding Common Stock is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol LG.

      The following are summaries relating to the Common Stock and the Common Stock Purchase Rights (the "Rights," the terms of which Rights are hereinafter summarized under "Common Stock Purchase Rights"); of certain features of the Company's $25 par value, 5% Series B Preferred Stock (the "Series B Preferred Stock") and $25 par value, 4.56% Series C Preferred Stock (the "Series C Preferred Stock") (all shares of the Company's Preferred Stock, regardless of series, and whether now or hereafter outstanding, being referred to collectively as the "Preferred Stock"); and of certain provisions of the Articles, the General and Business Corporation Law of Missouri and the Company's Mortgage and Deed of Trust dated as of February
1, 1945, as supplemented and amended (the "Mortgage"), to Mercantile Bank of St. Louis National Association. This summary of certain rights and privileges of the holders of Common Stock and Rights does not purport to be complete and is qualified in its entirety by reference to the Articles, the laws of the State of Missouri, the Mortgage and, with respect to the Rights, the Rights Agreement dated as of April 17, 1986 between the Company and The Boatmen's National Bank of St. Louis, Rights Agent.

 DIVIDEND RIGHTS

      The Board of Directors may declare and pay dividends on the Common Stock out of funds legally available therefor, subject to the following dividend restrictions:
      Each series of the Preferred Stock is entitled, in preference to the Common Stock, to receive cumulative cash dividends at its respective designated rate payable quarterly on March 31, June 30, September 30 and December 31 of each year when and as declared by the Board of Directors out of funds legally available therefor. Dividends on the Preferred Stock are cumulative.

      Under the terms of the Company's Mortgage, so long as any of the bonds of the 9-5/8% Series due May 15, 2013, the 8-1/2% Series due
November 15, 2004, the 8-5/8% Series due May 15, 2006, the 7-1/2%
Series due November 1, 2007, or the 6-1/4% Series due May 1, 2003, are outstanding, the Company will not (a) declare any dividends (other than dividends in Common Stock) on any Common Stock or order the making of any distribution on any shares of Common Stock or to owners of Common Stock; or (b) purchase, redeem or otherwise acquire or retire for value any shares of Common Stock, if the aggregate net amount expended for such dividends, acquisitions and the like, after September 30, 1953, would exceed the sum of: (i) the Net Income Available for Common Stock (as defined in the Mortgage) for the period beginning October 1, 1953 and ending with the last day of the calendar quarter immediately preceding the calendar quarter in which such dividend is declared, distribution ordered or such other action is taken; and (ii) $8,000,000. The aggregate net amount of the dividends and other restricted payments shall be determined by deducting from the aggregate amount thereof the total amount of cash payments received by the Company after September 30, 1953 for any shares of Common Stock sold by the Company after that date.

      As of March 31, 1995, the availability for distribution of the Company's retained earnings was not impaired to any material extent by the restriction described in the immediately preceding paragraph. As of December 31, 1994, up to approximately $165,000,000 was thus available for distribution.

      Under the Company's Articles, if the stated capital represented by all stock junior to the Preferred Stock plus paid-in and capital surplus and retained earnings is less than 25% of the total capitalization (such percentage was approximately 57.8% at March 31, 1995), no dividends (other than stock dividends) will be paid on such junior stock unless (i) such dividend is not more than 75% of the net earnings of the Company after provision for dividends on the Preferred Stock outstanding, earned during the fiscal year in which such dividend is declared and before the end of the quarter in which such dividend is declared or (ii) such dividend together with all dividends on stock junior to the Preferred Stock declared or paid since the earliest date of issue of any of the then outstanding Preferred Stock aggregate not more than 75% of the net earnings of the Company after provision for dividends on the Preferred Stock outstanding earned between said earliest date of issue and the end of the quarter in which such dividend is declared.

      The Series B Preferred Stock provides for a sinking fund designed to retire 6,400 shares in each year, which commenced in 1962, and the Series C Preferred Stock provides for such a fund designed to retire 4,000 shares annually, which commenced in 1968. If the sinking fund requirements are not met, the Company may not pay dividends on or acquire any Common Stock. However, to the extent that net earnings (as defined) after dividends on the Preferred Stock are less than such sinking fund requirements, the sinking fund payments may be reduced and such reduction for such year is deemed an excused failure. No dividends may be paid on Common Stock for the twelve months following an excused failure unless the Company makes up the deficiency in the sinking fund payment.

 VOTING RIGHTS

      Except as hereinafter stated, the holders of the Common Stock are entitled to one vote for each share of such Common Stock held of record at all stockholder meetings, and such holders have the sole voting rights.

      Holders of shares of any series of Preferred Stock are not entitled to vote at any meeting of stockholders or election of Directors of the Company except that whenever six quarterly dividends payable thereon shall be in default, then, until no dividends on any Preferred Stock are in default, the holders of the Preferred Stock of all series will be entitled to one vote per share on all matters, except that with respect to the election of Directors such holders, voting as a class, will have the right to elect the minimum number of Directors required to constitute a majority of the full Board, with the minority of the full Board being elected by the holders of Common Stock, voting as a separate class. The foregoing provisions shall not be deemed to change the times for electing Directors or the term of office of any Director both of which shall be the same when said provisions are applicable as when they are not applicable.

      Cumulative voting (determined in accordance with the procedure set forth under Missouri law) is applicable to all elections of Directors including, but not limited to, the elections referred to in the immediately preceding paragraph.

      The Company's Articles and By-Laws provide that the Board of Directors be classified into three classes, with one class to be elected each year, and with each class to be elected for a term of three years, and to be of a size as nearly equal to the other classes as possible. Article IV of the Company's Articles also provides that the number of members of the Board shall not be less than nine nor more than twelve and that the entire Board may be removed, with or without cause, by the affirmative vote of holders of at least two-thirds of the shares of Common Stock outstanding and entitled to vote thereon. Furthermore, less than the entire Board may be removed, with or without cause, by a vote of holders of at least two-thirds of the shares of Common Stock outstanding and entitled to vote thereon, except that no Director may be removed by shareholders if the votes cast against such Director's removal would be sufficient for election if then cumulatively voted at an election of the class of Directors of which he is a member. In addition to the foregoing description relating to removal by shareholder action, a director may also be removed, under Missouri law, by a majority of the directors for failure to meet qualifications for such director's election set forth in a corporation's articles or by-laws, or for breach of any contract relating to such director's service as a director or employee. Article IV of the Articles may be amended or repealed only upon the affirmative vote of holders of at least two-thirds of the shares of Common Stock outstanding and entitled to vote thereon.

  LIQUIDATION RIGHTS

      Upon any dissolution, liquidation or winding up of the Company resulting in a distribution to its stockholders, the holders of the Common Stock are entitled to receive all assets remaining after the requisite payments have been made to the holders of the Preferred Stock.

 PREEMPTIVE OR OTHER SUBSCRIPTION RIGHTS

      The Company's shares of Common Stock have limited preemptive rights.
Article III-B of the Company's Articles provides, in substance, that holders of shares of the Company's Common Stock shall have no preemptive right to acquire any shares of capital stock (or any securities convertible into shares of capital stock) issued for money or other consideration unless the Board of Directors of the Company determines to issue and sell Common Stock (or securities convertible into Common Stock) solely for money and other than: (1) by a public offering; (2) through underwriters who agree to promptly make a public offering; or (3) pursuant to an authorization by holders of a majority of outstanding Common Stock entitled to vote.

 OTHER PROVISIONS

      All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR

      The registrar, transfer agent and dividend disbursing agent for the Company's Common Stock and the Preferred Stock is Boatmen's Trust Company, Corporate Trust Administration, P.O. Box 14737, St. Louis, Missouri 63178.


MISSOURI TAKEOVER STATUTES

      Under Missouri law, a person (or persons acting as a group) who acquires 20% or more of the outstanding stock of an "issuing public corporation" will not have voting rights, unless: (i) such acquiring person satisfies certain statutory disclosure requirements, and (ii) the restoration of voting rights to such acquiring person is approved by the issuing public corporation's shareholders. Additional shareholder approval is required to restore voting rights when an acquiring person has acquired one-third and a majority, respectively, of the outstanding stock of the issuing public corporation.

      Missouri law also regulates a broad range of "business combinations" between a "resident domestic corporation" and an "interested shareholder." "Business combination" is defined to include, among other things, mergers, consolidations, share exchanges, asset sales, issuances of stock or rights to purchase stock and certain related party transactions. "Interested shareholder" is defined as a person who (i) beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a resident domestic corporation or (ii) is an affiliate of a resident domestic corporation and at any time within the last five years has beneficially owned 20% or more of the voting stock of such corporation. Missouri law prohibits a resident domestic corporation from engaging in a business combination with an interested shareholder for a period of five years following the date on which the person became an interested shareholder, unless the Board of Directors approved the business combination on or before the date the person became an interested shareholder. Business combinations after the five-year period following the stock acquisition date are permitted only if (i) the Board of Directors approved the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by the holders of a majority of the outstanding voting stock (other than the interested shareholder) and (iii) the consideration to be received by shareholders meets certain statutory requirements with respect to form and amount.

      The Company is both an "issuing public corporation" and a "resident domestic corporation" subject to the Missouri takeover statutes described above. Missouri law defines each type of entity to include a Missouri corporation having (i) one hundred or more shareholders, (ii) its principal place of business, principal office or substantial assets in Missouri and
(iii) certain prescribed percentages of stock ownership by Missouri residents.

BUSINESS COMBINATION PROVISION IN ARTICLES

      Under Article VII of the Company's Articles, certain Business Combinations (as defined in Article VII) involving the Company and any beneficial owner directly or indirectly of 10% or more of the outstanding voting shares of the Company (the "Substantial Shareholder") would generally require approval by the affirmative vote of the greater of:
(i) 80% of all of the Company's Common Stock; or (ii) a majority of all such Common Stock not then owned directly or indirectly by the Substantial Shareholder, plus all of such Common Stock then owned directly or indirectly by the Substantial Shareholder (the greater of clauses (i) and (ii) being hereinafter called the "Special Vote"); provided, however, that only a two-thirds affirmative vote is required if: (1) the transaction is approved by a majority of those Directors who were in office prior to the time the Substantial Shareholder became such, or certain of their successors (collectively, the "Continuing Directors"); or (2) the consideration to be received per share by the shareholder of each class of stock in a Business Combination is not less than the greatest of: (a) the highest per share price paid by the Substantial Shareholder in acquiring any of the Substantial Shareholder's shares; or (b) the Fair Market Value (as defined in Article VII) of their shares on the date the merger or consolidation is approved by the Board; or (c) the highest price then being offered per share in any other bona fide offer outstanding on the date the Business Combination is approved by the Board; and provided that in all cases certain proscribed dividend actions have not occurred.

      Article VII may be subsequently amended only by the Special Vote, unless: (a) there is no Substantial Shareholder, and the amendment has been approved by a majority of the Company's Board; or (b) there is a Substantial Shareholder and the amendment has been approved by a majority of the Continuing Directors. In the instances referred to in clauses (a) and (b) above, only the affirmative vote of holders of a majority of the Common Stock would be required for adoption of the amendment.

      Article VII contains more detailed definitions of the terms
"Substantial Shareholder," "Continuing Director," "Business Combination" and "Fair Market Value."


COMMON STOCK PURCHASE RIGHTS

      On May 1, 1986, the Company distributed a dividend of one
Right for each outstanding share of Common Stock of
the Company (other than shares held in the Company's treasury) to
shareholders of record at the close of business on May 1, 1986.   Except as
set forth below, each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $50 per share, (which price was adjusted from $100 per share to reflect the February 1994 stock split), subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Boatmen's National Bank of
St. Louis, as Rights Agent (the "Rights Agent").

      Until the earlier of (i) ten days following the first to occur of
(a) a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock (such person or group of affiliated or associated persons who have made, or obtained the right to make, such acquisition being hereinafter called an "Acquiring Person") and
(b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date") and (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer for 30% or more of the outstanding shares of Common Stock (the earlier of the dates in clause (i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any Common Stock certificates issued as of May 1, 1986 (other than shares held in the Company's treasury), by such certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after May 1, 1986, upon transfer, new issuance or issuance from the Company's treasury of the Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates outstanding as of May 1, 1986 will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on May 1, 1996, unless earlier redeemed by the Company, as described below.

      The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the issuance of Common Stock or rights to subscribe for shares of Common Stock or securities convertible into Common Stock at less than the then current market price of the Common Stock or (iii) upon the distribution to holders of Common Stock of securities (other than those described in clause (ii) above), evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 150% of the last cash dividend theretofore paid or dividends payable in Common Stock).

      In the event that, following the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price.

      In the event that (i) the Company were the surviving corporation in a merger with an Acquiring Person (or any affiliate or associate thereof) and shares of its Common Stock were not changed or exchanged, (ii) an Acquiring Person, its associates or its affiliates, were to engage in one of a number of transactions with the Company specified in the Rights Agreement or (iii) a person, including its affiliates or associates, were to become the beneficial owner of 40% or more of the outstanding Common Stock, then each Right would entitle the holder to purchase one share of Common Stock for one-third of the then market price of the Common Stock.

      Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of any of the events described in the preceding paragraph and any such holder of Rights will have no right to exercise such Rights from and after the occurrence of such an event.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. No fractional shares will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

      At any time until the expiration of ten days following public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Common Stock, the Company may elect to redeem the Rights in whole, but not in part, at a price of $.05 per Right. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

      A copy of the Rights Agreement has been filed with the Commission and is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. A copy of the Rights Agreement is available to shareholders, free of charge, upon request to the Company.

MISCELLANEOUS

      The Company reserves the right to increase, decrease or reclassify its authorized capital stock, or any class or series thereof, and to amend or repeal any provisions in the Articles or in any amendment thereto in the manner now or hereafter prescribed by law, subject to the limitations in the Articles; and all rights conferred on the holders of Common Stock in the Articles or any amendment thereto are subject to this reservation.


                               UNDERWRITING

      The underwriters named below (the "Underwriters"), acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc. and Smith Barney Inc., have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company, to purchase from the Company the number of Shares set forth below opposite their respective names. The Underwriters are committed to purchase all such Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

                                                                 Number of
       Underwriter                                                Shares
       -----------                                               ---------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated............................................
A.G. Edwards & Sons, Inc......................................
Smith Barney Inc..............................................







                                                                 ----------
    Total.....................................................    1,550,000
                                                                 ==========

      The Representatives of the Underwriters have advised the Company that they propose initially to offer the Shares to the public at the Price to Public set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $.       per
share.  The Underwriters may allow, and such dealers may reallow, a
discount not in excess of $.    per share on sales to certain other
dealers. After the initial public offering, such concession and discount may be changed.

      The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase severally up to 200,000 additional shares of Common Stock, solely for the purpose of covering overallotments, if any, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus.
To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional shares of Common Stock that the number of shares to be purchased by it, as shown in the foregoing table, bears to the 1,550,000 shares of Common Stock offered hereby.

      The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the 1933 Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

      The validity of the shares of Common Stock offered hereby will be passed upon by Gerald T. McNeive, Jr., Vice President, Associate General Counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                     EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in methods of accounting for income taxes and postretirement benefits other than pensions effective October 1, 1993), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================

      No dealer, salesman or any other
person has been authorized to give any
information or to make any representations
other than those contained or incorporated
by reference in this Prospectus and, if given
or made, such information or representations
must not be relied upon as having been
authorized by the Company or any Underwriter.
This Prospectus does not constitute an offer
to sell, or a solicitation of an offer to
buy, the Common Stock in any jurisdiction where,
or to any person to whom, it is unlawful to
make such offer or solicitation.  Neither
the delivery of this Prospectus nor any sale
made hereunder shall, under any circumstances,
create an implication that there has not
been any change in the facts set forth in this
Prospectus or in the affairs of the Company since
the date hereof.
      --------------------

     TABLE OF CONTENTS
                                          PAGE
                                          ----
Available Information............
Incorporation of Certain
  Documents by Reference.........
Summary Information..............
Use of Proceeds..................
Common Stock--Dividends and
  Price Range....................
The Company.......................
Description of Common Stock......
Underwriting.....................
Legal Opinions...................
Experts..........................


================================================



================================================


         1 , 5 5 0 , 0 0 0   S H A R E S


      L A C L E D E   G A S   C O M P A N Y


             C O M M O N   S T O C K

           $ 1 . 0 0  P A R  V A L U E






               -------------------

               P R O S P E C T U S
               -------------------






              MERRILL  LYNCH  & CO.

           A.G.  EDWARDS & SONS,  INC.

                SMITH BARNEY INC.


                               , 1995


================================================



                                    19


                                     PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.    Other Expenses of Issuance and Distribution.
      Filing fees--Securities and Exchange Commission:
            Registration Statement................................$ 11,581
      New York Stock Exchange Listing Fees........................   6,125
      Chicago Stock Exchange Listing Fees.........................   7,500
      <F*>Accountants' Fee........................................  15,000
      <F*>Legal Fees..............................................  12,000
      <F*>Printing costs..........................................  75,000
      <F*>Miscellaneous expense (including blue-sky expense)......  25,794
                                                                  --------
          <F*>Total Expenses......................................$153,000
                                                                  ========

- -----------------

<F*>Estimated

Item 15.    Indemnification of Directors and Officers.

      Under Section 351.355 of The General and Business Corporation Law of Missouri (the "Indemnification Statute"), the Company may indemnify any director or officer or former director, officer, employee or agent of the Company who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was an officer or director of the Company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the right of the Company, (i) the Company may indemnify him against expenses, including attorneys' fees and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and (ii) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to criminal proceedings, had reasonable cause to believe his conduct was unlawful.

      The Indemnification Statute further provides that the Company has the power to give any additional indemnity to any person who is or was a director, officer, employee or agent, provided that such additional indemnity is authorized by the articles of incorporation or any by-law or agreement of the Company adopted by a vote of the stockholders; however, the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

      The above is a general summary of the Indemnification Statute and is subject in all cases to the specific and detailed provisions of The General and Business Corporation Law of Missouri.

      The Articles of the Company provide that the Company shall indemnify each of its directors and officers to the full extent permitted by the Indemnification Statute and, in addition, shall indemnify each of them against all expenses incurred in connection with any claim by reason of the fact that such director or officer is or was serving the Company, or at the request of the Company, in any of the capacities referred to in the Indemnification Statute, or arising out of such person's status in any such capacity, provided that the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or to the extent that such indemnification shall otherwise be finally adjudged to be prohibited by applicable law.

      The Indemnification Statute further provides that the Company may purchase and maintain insurance, on behalf of any person who is or was a director, officer, employee or agent of the Company, against any liability asserted against him and incurred by him in any such capacity. In accordance with this section, the Company has obtained insurance protecting the officers and directors against certain liabilities.

      The Company has also entered into indemnification agreements with each of its directors and officers that (i) provide for the indemnification of each such director and officer to the extent provided for by the Articles as described above and (ii) state that the indemnification provided thereunder shall survive the elimination or modification of the Articles with respect to claims that have arisen prior to such elimination or modification.

      The rights of indemnification provided for above are not exclusive of any other rights of indemnification to which the persons seeking indemnification may be entitled under the Articles or By-Laws or any agreement, vote of stockholders or disinterested directors, or otherwise.

Item 16.  List of Exhibits.

Exhibit Number          Exhibit
- --------------          -------
      1.1               Form of Underwriting Agreement with Underwriters.

      4.1<F*> Articles of Incorporation of Laclede Gas Company as of February 11, 1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's Registration Statement
                        No. 33-52357.

      4.2               By-Laws of Laclede Gas Company.

      4.3<F*>           Rights Agreement between Laclede Gas Company and
                        The Boatmen's National Bank of St. Louis, filed as
                        Exhibit 1 to Form 8-A Registration Statement dated
                        April 7, 1986 (File No. 1-1822).

      4.4<F*>           Mortgage and Deed of Trust, dated as of February 1,
                        1945; filed as Exhibit 7-A to Registration Statement
                        No. 2-5586.


                                    II-2

Exhibit Number          Exhibit
- --------------          -------
      4.5<F*>           Fourteenth Supplemental Indenture, dated as of
                        October 26, 1976; filed on June 26, 1979 as
                        Exhibit b-4 to Registration Statement No. 2-64857.

      4.6<F*>           Seventeenth Supplemental Indenture, dated as of
                        May 15, 1988; filed as Exhibit 28(a) to the
                        Registration Statement No. 33-38413.

      4.7<F*>           Eighteenth Supplemental Indenture, dated as of
                        November 15, 1989; filed as Exhibit 28(b) to the
                        Registration Statement No. 33-38413.

      4.8<F*>           Nineteenth Supplemental Indenture, dated as of
                        May 15, 1991; filed on May 16, 1991 as Exhibit
                        4.01 to the Company's Form 8-K (File No. 1-1822).

      4.9<F*>           Twentieth Supplemental Indenture, dated as of
                        November 1, 1992; filed on November 4, 1992 as
                        Exhibit 4.01 to the Company's Form 8-K
                        (File No. 1-1822).

      4.10<F*>          Twenty-First Supplemental Indenture, dated as of
                        May 1, 1993; filed on May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-1822).

      5                 Opinion of Gerald T. McNeive, Jr., Vice President,
                        Associate General Counsel.

      23(a)             Consent of Gerald T. McNeive, Jr. (included in
                        Exhibit 5 filed herewith).

      23(b)             Consent of Deloitte & Touche LLP.

      24                Power of Attorney.

- -----------------

<F*> Incorporated herein by reference.

Item 17.  Undertakings.

      The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 Signatures

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and State of Missouri, on the 21st day of April, 1995.

                                          LACLEDE GAS COMPANY

                                          By:       Robert J. Carroll
                                              -----------------------------
                                                    Robert J. Carroll
                                          Senior Vice President-Finance and
                                                  Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

            Name                          Title                                        Date
            ----                          -----                                        ----
<F*>   R. C. Jaudes                 Chairman of the Board, President              April 21, 1995
- ------------------------------      and Chief Executive Officer
      (R. C. Jaudes)

       R. J. Carroll                Senior Vice President-Finance                 April 21, 1995
- ------------------------------      (Principal Financial and
      (R. J. Carroll)               Accounting Officer)

<F*>   A. B. Craig, III             Director                                      April 21, 1995
- ------------------------------
      (A. B. Craig, III)

<F*>   H. Givens                    Director                                      April 21, 1995
- ------------------------------
      (H. Givens)

<F*>   C. R. Holman                 Director                                      April 21, 1995
- ------------------------------
      (C. R. Holman)

<F*>   M. A. Krey                   Director                                      April 21, 1995
- ------------------------------
      (M. A. Krey)

<F*>   W. E. Nasser                 Director                                      April 21, 1995
- ------------------------------
       (W. E. Nasser)

<F*>   B. F. Schenk                 Director                                      April 21, 1995
- ------------------------------
      (B. F. Schenk)

<F*>   R. P. Stupp                  Director                                      April 21, 1995
- ------------------------------
      (R. P. Stupp)

<F*>   H. E. Trusheim               Director                                      April 21, 1995
- ------------------------------
      (H. E. Trusheim)

   <F*>By:         Robert J. Carroll                                              April 21, 1995
           ---------------------------------
                   Robert J. Carroll
                   (Attorney-in-Fact)

                                     INDEX TO EXHIBITS
Exhibit Number          Exhibit
- --------------          -------
      1.1               Form of Underwriting Agreement with Underwriters.

      4.1<F*> Articles of Incorporation of Laclede Gas Company as of February 11, 1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's Registration Statement
                        No. 33-52357.

      4.2               By-Laws of Laclede Gas Company.

      4.3<F*>           Rights Agreement between Laclede Gas Company and
                        The Boatmen's National Bank of St. Louis, filed as
                        Exhibit 1 to Form 8-A Registration Statement dated
                        April 7, 1986 (File No. 1-1822).

      4.4<F*>           Mortgage and Deed of Trust, dated as of February 1,
                        1945; filed as Exhibit 7-A to Registration Statement
                        No. 2-5586.

      4.5<F*>           Fourteenth Supplemental Indenture, dated as of
                        October 26, 1976; filed on June 26, 1979 as
                        Exhibit b-4 to Registration Statement No. 2-64857.

      4.6<F*>           Seventeenth Supplemental Indenture, dated as of
                        May 15, 1988; filed as Exhibit 28(a) to the
                        Registration Statement No. 33-38413.

      4.7<F*>           Eighteenth Supplemental Indenture, dated as of
                        November 15, 1989; filed as Exhibit 28(b) to the
                        Registration Statement No. 33-38413.

      4.8<F*>           Nineteenth Supplemental Indenture, dated as of
                        May 15, 1991; filed on May 16, 1991 as Exhibit
                        4.01 to the Company's Form 8-K (File No. 1-1822).


- -----------------
<F*> Incorporated herein by reference.


                                    II-6

                                     INDEX TO EXHIBITS

Exhibit Number          Exhibit
- --------------          -------
      4.9<F*>           Twentieth Supplemental Indenture, dated as of
                        November 1, 1992; filed on November 4, 1992 as
                        Exhibit 4.01 to the Company's Form 8-K
                        (File No. 1-1822).

      4.10<F*> Twenty-First Supplemental Indenture, dated as of May 1, 1993; filed on May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-1822).

      5 Opinion of Gerald T. McNeive, Jr., Vice President, Associate General Counsel.

      23(a)             Consent of Gerald T. McNeive, Jr. (included in
                        Exhibit 5 filed herewith).

      23(b)             Consent of Deloitte & Touche LLP.

      24                Power of Attorney.

- ------------
<F*> Incorporated herein by reference.

                                    II-7